

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Michael R. Burwell
General Partner
Redwood Mortgage Investors VIII
900 Veterans Blvd
Suite 500
Redwood City, CA 94063

Re: Redwood Mortgage Investors VIII
Form 10-K
Filed April 14, 2011
File No. 000-27816

Dear Mr. Burwell:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Kevin Woody

　　　　　　　　　　Kevin Woody
　　　　　　　　　　Accounting Branch Chief